Exhibit 1

METHANEX CORPORATION

ANNUAL INFORMATION FORM

March 5, 2004

TABLE OF CONTENTS

Reference Information	2
Caution Regarding Forward-Looking Statements	2
The Company	3
Business of the Company	3
Development of the Business and Corporate Strategy	4
Methanol Industry Information	6
Production	10
Marketing	11
Distribution and Logistics	11
Natural Gas Supply	12
Foreign Operations and Government Regulation	13
Environmental Matters	14
Insurance	15
Competition	15
Employees	15
Selected Consolidated Financial Information	16
Management’s Discussion and Analysis	16
Market for Securities	16
Directors and Executive Officers	17
Additional Information	20

REFERENCE INFORMATION

      In this Annual Information Form (“AIF”), a reference to the “Company” refers to Methanex Corporation and a reference to “Methanex”, “we”, “us”, “our” and similar words refer to the Company and its subsidiaries or any one of them as the context requires and their respective interests in joint ventures and partnerships.

      The Company uses the US dollar as its reporting currency. Accordingly, unless otherwise indicated, all dollar amounts in this AIF are stated in US dollars.

      In this AIF, unless the context otherwise indicates, all references to “methanol” are to chemical-grade methanol.

      Approximate conversions of certain units of measurement used in this AIF into alternative units of measurement are as follows:

1 tonne	=	2,205 pounds or 1,000 kilograms
1 tonne of methanol	=	332.6 US gallons

      Historical price data and supply and demand statistics for methanol contained in this AIF are derived by the Company from recognized industry reports regularly published by independent consulting and data compilation organizations in the methanol industry, including Chemical Market Associates Inc., DeWitt & Company Incorporated, Petrochemical Consultants International and SRI International, Tecnon (UK) Ltd.

      Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association and is used under license by us.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

      Statements made in this document that are based on our current objectives, expectations, estimates and projections constitute forward-looking statements. Forward-looking statements are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. By their very nature, forward-looking statements involve assumptions, uncertainties and risks that may cause the stated outcome to differ materially from the actual outcome.

      Important factors that can cause anticipated outcomes to differ materially from actual outcomes include but are not limited to worldwide economic conditions; conditions in the methanol and other industries, including the supply of methanol; demand for methanol and its derivatives such as methyl tertiary butyl ether (“MTBE”); actions of competitors; changes in laws or regulations; the ability to implement business strategies, pursue business opportunities and maintain and enhance our competitive advantage; the risks attendant with methanol production and marketing, including operational disruption; risks attendant with carrying out capital expenditure projects including the ability to obtain financing and completing the Atlas and Chile IV projects on time and on budget; availability and price of natural gas feedstock; foreign exchange risks; raw material and other production costs; transportation costs; the ability to attract and retain qualified personnel; risks associated with investments and operations in multiple jurisdictions; and other risks which we may describe in publicly available documents filed from time to time with securities commissions.

      Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. We cannot guarantee that anticipated outcomes made in forward-looking statements will be realized and we do not undertake to update any forward-looking statements.

THE COMPANY

      The Company was incorporated under the laws of Alberta on March 11, 1968 and was continued under the Canada Business Corporations Act on March 5, 1992. Our head office is located at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia V6C 3M1 (telephone: 604 - 661-2600).

      The following chart includes the principal operating subsidiaries and partnerships of the Company as of December 31, 2003 and, for each subsidiary or partnership, its place of organization and the Company’s percentage of voting interests beneficially owned or over which control or direction is exercised. The chart also shows our principal production facilities and their locations.

(1)  The Atlas plant is currently under construction.

(2)  The Chile facilities are comprised of three operating plants and a fourth plant which is currently under construction.

BUSINESS OF THE COMPANY

      We are the world’s largest producer and marketer of methanol. Methanol is a liquid commodity chemical produced primarily from natural gas and is typically used as a chemical feedstock in the manufacture of other products. Roughly 80% of all methanol is used in the production of formaldehyde, acetic acid and a variety of other chemicals which form the basis of a large number of chemical derivatives. These derivatives are used in the manufacture of a wide range of products including building materials, foams, resins and plastics. The remainder of methanol demand comes from the fuel sector, principally as a component in the production of MTBE, which is blended with gasoline as a source of octane and as an oxygenate to reduce the amount of tailpipe emissions from motor vehicles. Methanol is also being used on a small scale as a direct fuel for motor vehicles and is actively being considered as a fuel for fuel cells. Due to the diversity of the end-products in which methanol is used, methanol demand is influenced by a broad range of economic, industrial and environmental factors.

      We operate methanol production facilities located in Chile, Trinidad, New Zealand and Canada. In addition, we source additional methanol produced by others throughout the world in order to meet customer needs and support our marketing efforts. In a joint venture with BP, we are currently building next to our Titan plant in Trinidad the Atlas methanol plant, a 1.7 million tonne per year facility, which we expect will commence commercial operation in the second quarter of 2004. We have a 63.1% interest in Atlas and will market 100% of its production. We are also currently constructing Chile IV, an 840,000 tonne per year expansion of our methanol production hub in Chile which is expected to be completed in early 2005. We sell methanol through an extensive global marketing and distribution system. This has enabled us to become the largest supplier of methanol to each of the major international markets of North America, Asia Pacific and Europe as well as Latin America.

      As a result of our worldwide production, marketing and distribution capabilities, we believe we have a competitive advantage as a supplier of methanol to major chemical and petrochemical producers for whom quality of service and reliability of supply are important. We believe we benefit from this competitive advantage through greater stability and security of demand, resulting marketing and transportation synergies, and an improved customer mix.

      The following table shows certain financial and operating data for our operations:

For the years ended December 31

(Revenue in millions of US dollars;	2003	2002	2001
Production and Sales Volume in thousands of tonnes)
Revenue	$1,394	$1,009	$1,149
Methanol production	4,698	5,691	5,361
Methanol sales volume
Company-produced product	4,933	5,686	5,390
Purchased product	1,392	809	1,280
Commission sales(1)	254	725	720

Total methanol sales volume	6,579	7,220	7,390

(1)	Commission sales includes production that we marketed on a commission basis from the 850,000 tonne per year Titan Methanol Company facility in Trinidad prior to our acquiring this facility effective May 1, 2003.

     Our operations consist of the production and sale of methanol, which constitutes a single operating segment. See “Selected Consolidated Financial Information — Segmented Information” on page 16.

DEVELOPMENT OF THE BUSINESS AND CORPORATE STRATEGY

      Since the early 1990s, we have expanded our global methanol production and marketing reach and have carried out a strategy designed to enable us to become a low cost producer and preferred supplier in the methanol industry. As a result of this strategy, we have developed a global presence in the methanol industry, allowing us to provide reliable, efficient and cost-effective delivery of methanol from geographically diverse locations to customers in the world’s methanol markets.

      Our primary objective continues to be to maintain and enhance our leadership in the production, marketing and delivery of methanol to our customers. The key elements of our strategy to achieve this objective are:

•	striving at all times to reduce all aspects of our cost structure;

•	maintaining our world leadership in methanol marketing, logistics and sales; and

•	focusing on operational excellence in manufacturing and other key areas of our business.

      Reducing Our Cost Structure. We believe that a low cost structure is critical to maintaining a strong competitive position. The most significant component of our cost structure is natural gas for feedstock and, accordingly, access to low cost natural gas is a critical success factor for our business. In the mid-1990s we began to reduce our operating exposure to the volatile North American natural gas market by shutting down higher cost plants in North America and constructing new facilities with long-term, low cost natural gas supply contracts. We started production at new plants in Chile in 1996 and 1999, representing approximately 2.1 million tonnes of capacity under long-term low cost natural gas contracts, permanently shut down higher cost plants in Canada in 1997 and 1999 and shut down higher cost plants in Louisiana in 1999 and in Canada in 2001. The 850,000 tonne per year Titan facility in Trinidad commenced production in 2000. Prior to May 2003, we had a 10% interest in Titan and marketed its entire production on a commission basis. Effective May 1, 2003, we acquired the remaining 90% equity interest in the Titan plant from Beacon Energy Investment Fund and BP by exercising a fixed-price option. A portion of the Titan plant’s production is underpinned by long-term marketing contracts and the acquisition of the entire interest in Titan allows us to realize the full margin on the sale of methanol produced from the facility. The Titan plant is underpinned by a long-term natural gas supply contract and further strengthens our position as a low cost global producer of methanol. Initiatives such as these have reduced our North American production from 49% of total production in 1994 to 9% in 2003.

      We continue to take steps to strengthen our position as a low cost global producer. Next to the Titan plant, we are currently constructing the 1.7 million tonne per year Atlas methanol plant, a joint venture between BP and us. We have a 63.1% interest in Atlas and will market 100% of its production. Atlas is underpinned by a long-term low cost natural gas supply contract and is expected to be completed in the second quarter of 2004. Titan and Atlas provide us with the benefits of a low cost hub and the ability to supply North America and the European Union on a duty-free basis.

      We are also constructing an 840,000 tonne per year expansion of our methanol production hub in Chile, expected to be completed in early 2005. This expansion is underpinned by a low cost 20-year natural gas supply contract. In addition to favourable natural gas contracts, recent free trade agreements now provide for duty-free supply of methanol from Chile to North America and the European Union.

      In July 2003, we entered into a transaction with Pacific Ammonia Inc., a subsidiary of Mitsui, to acquire its ammonia production assets which are located adjacent to our Kitimat methanol facilities. As part of the transaction, we entered into an off-take agreement to supply Mitsui with 100% of the ammonia produced from the facility through to the end of 2005 without any cost or market risk to Methanex. This transaction gives us future operating flexibility for the methanol facility.

      Distribution costs from our plants to major markets are also a significant part of our cost structure. Over the last few years we have taken a number of steps to reduce these costs, in part by seeking to take advantage of our large production hubs. For example, we seek to use larger vessels where possible and to maximize the utilization of our shipping fleet in order to reduce costs. We also seek to take advantage of prevailing conditions in the shipping market by varying the type and length of term of our ocean shipping contracts. In 2000, we completed construction of a terminal in Korea that has allowed us to more efficiently and cost-effectively service our customer base in northeast Asia. We are investigating the opportunity to increase the number of in-market terminal storage facilities, particularly in Asia, to further improve the efficiency and cost-effectiveness of servicing our customers. We also look for opportunities to enter into product exchanges to reduce duty and other distribution costs.

      We believe our production of methanol from large facilities having access to low cost natural gas and our initiatives in reducing our distribution costs have allowed us to be a low cost supplier in the markets we serve.

      Maintaining our world leadership in methanol marketing, logistics and sales. We sell methanol through an extensive global marketing and distribution system. We believe this has enabled us to become the largest supplier of methanol to each of the major international markets of North America, Asia Pacific and Europe, as well as Latin America.

      We have played a role in the consolidation of the methanol industry and have positioned ourselves as the supplier of choice for global methanol producers as they face the decision of producing or purchasing their methanol feedstock requirements. Over the past five years, we have permanently shut down 1.7 million tonnes of our own higher cost capacity. Other producers have also shut down plants, allowing us to gain new customers. For example, in 2000 we entered into long-term arrangements with BP and Sterling Chemicals to supply BP’s methanol needs and exercised our option to idle Sterling’s 450,000 tonne per year methanol plant. In 2000, we also acquired ICI’s methanol assets located primarily in the United Kingdom, including a customer base and logistics infrastructure but excluding the 500,000 tonne per year methanol plant which ICI closed thereafter. In 2002, we entered into an exclusive agreement with Lyondell Chemical Company to supply their methanol feedstock requirements in North America and Europe commencing January 2003. We also acquired Lyondell’s methanol customer list and a number of contracts in North America effective January 2004 and obtained certain production rights to its 750,000 tonne per year methanol facility in Texas during 2004. In December 2003, we acquired all of Terra Industries’ methanol customer contracts relating to its 700,000 tonne per year methanol facility located in Beaumont, Texas, together with certain production rights to that facility until the end of 2008. Through these arrangements with Lyondell and Terra, we are able to determine the level of production from these facilities. We also entered into a marketing offtake agreement for the output of Terra’s 100,000 tonne per year methanol plant located in Woodward, Oklahoma. The combination of our having production rights at the Lyondell and Beaumont production facilities and their associated customer supply contracts will assist us in introducing to the market production from the new Atlas plant during 2004.

      In 2002, we entered into an agreement to market export volumes from YPF/Repsol’s 400,000 tonne per year methanol plant in Argentina and have since extended this agreement until at least mid-2005. In 2003, we marketed almost 300,000 tonnes of this methanol in North America. In May 2003, we also acquired Solvadis Chemag AG’s North American methanol marketing business, including its customer list and its contract to purchase approximately 250,000 tonnes per year of Titan’s production.

      It is part of our strategy to maintain our strong market position in Asia Pacific and we are advancing plans to provide long-term, secure supply to the region. In February 2003, an independent expert redetermined the economically recoverable gas reserves from New Zealand’s Maui gas field. The redetermination meant that we lost substantially all of our remaining contractual entitlements from the Maui field with the result that, in 2003, our New Zealand facilities produced methanol at less than 40% of their operating capacity. Based on contracted gas and additional gas that we believe we will contract, we expect 2004 production from our New Zealand facilities to be between 0.5 million tonnes and 1.0 million tonnes. Currently, due to the flexibility of our global supply chain, we are able to supply our Asia Pacific customers with methanol sourced from our plants in New Zealand, Chile and Kitimat. Over the period 2001 to 2003 we were developing a methanol facility in Western Australia. However, high capital costs prevented the project from providing an acceptable return on investment for our shareholders and in 2003 we abandoned the project and wrote-off the related development costs. We are continuing to actively investigate options for supplying the expanding Asia Pacific markets over the long term.

      We continue to pursue opportunities that allow us to maintain our market leadership. For example, during 2002 we initiated a regional posted pricing mechanism for methanol. In 2003, we made substantial progress implementing this pricing initiative in our customer contracts. We have also launched e-commerce platforms focused on key customer connectivity in North America and Asia Pacific and plan to provide on-line inventory management services, further integrating our distribution network with our customers.

      We believe that it is important to exhibit manufacturing and technological leadership and to play a role in developing new markets for methanol. To this end, we maintain active involvement with leading technology vendors to our industry and have made selected investments in technological innovations. With respect to new markets for methanol, we are, for example, investigating the potential for methanol to be used as a fuel for fuel cells, as a source of hydrogen and for wastewater denitrification.

      Focusing on operational excellence in manufacturing and other key areas of our business. We believe that methanol consumers view reliability of supply as critical to the success of their businesses. In order to differentiate ourselves from our competitors, we strive to be a premier operator in all aspects of our business. Our goal is to build new and efficient plants on time and deliver product to our customers reliably and cost effectively. Through our Responsible Care program we believe we have achieved an excellent overall environmental and safety record at all of our facilities. This reduces the likelihood of unscheduled shutdowns and lost-time accidents. Our focus on operational excellence includes both excellence in our manufacturing process and in the leadership of our human resources. By maintaining and improving our plant operating reliability, we believe we have become a preferred supplier of methanol globally.

      Our focus on operating excellence includes excellence in the management of our finances. We operate in a highly competitive cyclical industry. Accordingly, we believe it is important to maintain financial flexibility throughout the methanol price cycle and we have deliberately adopted a prudent approach to our liquidity. We have similarly established a disciplined approach to capital spending and have set minimum target return criteria for methanol capacity additions and other investments. We are focused on financial discipline and value creation.

METHANOL INDUSTRY INFORMATION

General

      Methanol (chemical formula CH3OH and also known as methyl alcohol) is a clear colourless liquid that is typically used as a chemical feedstock in the manufacture of other products.

      Approximately 80% of all methanol is used in the production of formaldehyde, acetic acid and a variety of other chemicals that form the foundation of a large number of chemical derivatives. These derivatives are used in the manufacture of a wide range of products including plywood, particleboard, foams, resins and plastics. The remainder of methanol demand is in the fuel sector, principally as a component in the production of MTBE which is blended with gasoline as a source of octane(1) and as an oxygenate(2) to reduce the amount of harmful exhaust emissions from motor vehicles. Methanol is also being used on a small scale as a direct fuel.

      Methanol is a typical commodity chemical and the methanol business is characterized by cycles of oversupply resulting in lower prices and idling of capacity, followed by periods of shortage and rising prices as demand catches up and exceeds supply until increased prices lead to new plant investment or the re-start of idled capacity. In addition, the expanding number of different uses for methanol and its derivatives over the last several years has resulted in the methanol market becoming more complex and subject to increasingly diverse influences.

Demand Factors

      Reflecting the diversity of its uses, methanol demand is influenced by a wide range of economic, industrial, environmental and other factors. The use of methanol to make chemical derivatives accounts for about 80% of world methanol demand. Because of the importance and relative stability of chemical derivative demand, methanol traditionally had been considered to be a mature commodity. The remainder of world methanol demand comes largely from its use as a feedstock for MTBE. While we believe it is likely that over time the demand for methanol for MTBE consumed in the US will be reduced, or possibly eliminated, demand for MTBE outside the US continues to grow. As we enter 2004, we are experiencing trends towards improving global economic conditions and stronger demand for methanol. We believe that demand growth for MTBE outside the US, together with global chemical derivative demand growth for methanol, has made and will continue to make the issue of MTBE reduction in the US a manageable one for the methanol industry.

      Chemical Derivative Demand. Methanol makes up approximately 45% of formaldehyde by weight. The largest use for formaldehyde is as a component of urea-formaldehyde and phenol-formaldehyde resins, which are used as wood adhesives for plywood, particleboard, oriented strand board, medium-density fibreboard and other reconstituted or engineered wood products. There is also demand for formaldehyde as a raw material for engineering plastics and in the manufacture of a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products.

      Methanol makes up approximately 55% of acetic acid by weight. Acetic acid is a chemical intermediate employed principally in the production of vinyl acetate monomer (“VAM”), acetic anhydride, purified terephthalic acid and acetate solvents, which are used in a wide variety of products including adhesives, paper, paints, plastics, resins, solvents, pharmaceuticals and textiles. The acetic acid industry has been benefiting from increasing demand for water-based solvents produced with VAM for use in paints and adhesives due to environmental concerns associated with emissions of volatile organic compounds from other types of solvents.

      As a basic chemical building block, methanol is also used in the manufacture of methylamines, methyl methacrylate and a diverse range of other chemical products which in turn are ultimately used to make such products as adhesives, coatings, plastics, film, textiles, paint, solvent, paint remover, polyester resins and fibres, explosives, herbicides, pesticides and poultry feed additives. Other end-uses include silicone products and as a substitute for chlorofluorocarbons in aerosol products. Methanol is also used as a de-icer and windshield washer fluid for automobiles and as an antifreeze for pipeline dehydration.

      Reflecting the diversity of methanol’s end-use products, changes in chemical derivative demand is generally dependent upon levels of global gross domestic product and changes in economic conditions. The use of derivatives of formaldehyde, acetic acid and other products in the building industry means that building and construction cycles and the level of wood production, housing starts, refurbishments and consumer spending are important factors in determining the level of chemical derivative demand. Demand is also affected by automobile production, durable goods production, industrial investment and environmental and health trends, as well as new product development in the panelboard and plastic packaging industries. Historically, chemical derivative demand for methanol has been relatively insensitive to changes in methanol prices. We believe this demand inelasticity is due to the fact that there are few cost-effective substitutes for methanol-based chemical derivative products and because methanol costs typically account for only a small portion of the value of many of the end-products.

(1)	“Octane” is used in broad terms to denote the “octane number” specification commonly associated with gasoline.

(2)	An “oxygenate” contains oxygen and improves the combustion of gasoline in engines, thus reducing emissions.

      MTBE and Fuel Demand. Methanol makes up approximately 36% of MTBE by weight. Methanol for the production of MTBE represents approximately 20 percent of global methanol demand. MTBE is used primarily as a source of octane and as an oxygenate for gasoline. MTBE was developed as a source of octane when unleaded gasolines were introduced. Over the past several years, environmental concerns and legislation have also increased demand for MTBE as an oxygenate in gasoline in order to reduce automobile tailpipe emissions.

      Concerns have been raised in the US regarding the use of MTBE in gasoline. Gasoline containing MTBE has leaked into groundwater in the US principally from underground gasoline storage tanks and has been discharged directly into drinking water reservoirs. MTBE is more easily detectable in water than other gasoline components. Despite the proven air quality benefits of MTBE, California and other states in the US, as well as the US federal government, have initiated actions that may limit, or even eliminate, the use of MTBE as a gasoline component in the US and this is a major issue for our industry. California, New York and Connecticut, all major consuming states, have passed legislation banning MTBE effective January 1, 2004 and we believe that as of December 31, 2003, MTBE has been substantially phased out from these states. We estimate that the remaining demand for methanol for MTBE production in the US at January 1, 2004 is approximately 2.5 million tonnes per year. At the US federal government level there have been legislative proposals to ban MTBE however, to date, no legislation has been passed. It is likely, however, that over time the demand for methanol for MTBE consumed in the US will be reduced, or possibly eliminated, as a result of these developments. Limiting or eliminating the use of MTBE in gasoline in the US will reduce demand for MTBE and methanol in the US and negatively impact the viability of MTBE and methanol plants in the US.

      Elsewhere in the world, MTBE continues to be used as a source of octane, but with growing usage for its clean air benefits. We believe that there is potential for continuing growth in MTBE use outside the US. Our belief is based on the actions being taken around the world to reduce lead, benzene and other aromatics content in gasoline and to improve the emissions performance of vehicles generally. In December 2001, the European Union confirmed the suitability and continued use of MTBE as a fuel component. Implementation of clean air standards is continuing in Western Europe and the need for Central and Eastern European countries to have automotive fuels complying with European Union fuel emission standards also represents large MTBE growth potential. Demand for MTBE in Asia, specifically Taiwan, Korea and China, is also increasing as many countries work towards removing lead and aromatics from gasoline to improve air quality. For example, the Chinese government introduced new gasoline specifications in July 2003 and since that time, we have witnessed a significant increase in MTBE imports to China. Also, we believe that the Middle East, particularly Iran, represents sizeable incremental demand for MTBE.

      We are claiming damages under the provisions of the North American Free Trade Agreement (“NAFTA”) as a result of California’s decision to ban MTBE. The NAFTA tribunal has issued a preliminary award relating to the jurisdiction of the tribunal to adjudicate the claim. In June 2004, a further hearing is scheduled which will hear arguments relating to both jurisdictional issues and the merits of our claim. At present, we cannot determine what the final disposition of our NAFTA claim will be.

      Over the longer term, methanol has potential to power fuel cells, an alternative means of generating electrical energy in an environmentally friendly manner that does not use traditional combustion. We are devoting resources to the advancement of new technologies and are supporting the development of opportunities to supply methanol for use in fuel cells. Additionally, methanol is already used to remove harmful nitrates from wastewater. We are working to play a role in this sector as environmental concerns and regulations drive long-term growth potential.

Supply Factors

      While a significant amount of new methanol capacity came on stream from 1998 to 2002, a large number of higher cost North American and European producers shut down plants that remain shut down. In addition, the industry has consistently operated significantly below stated capacity, even in periods of high methanol prices, due primarily to shutdowns for planned and unplanned repairs and maintenance.

      Newer methanol plants are generally constructed in remote coastal locations with access to low cost natural gas, although this advantage is sometimes offset by higher distribution costs due to their distance to major markets. There is typically a span of two-and-a-half to four years to plan and construct a new methanol plant. No significant new capacity was introduced into the marketplace in 2003. The only new significant capacity to start production in 2002 was a 400,000 tonne per year facility in Argentina owned by YPF/Repsol. We entered into a contract to market all export volume from this plant and in 2003 this agreement was extended until at least mid-2005. Our

1.7 million tonne per year Atlas project is currently in the final construction and commissioning phases and we expect to begin delivery of this production in the second quarter of 2004. The one million tonne per year NPC methanol facility in Iran is also planning to commence production in 2004.

      Production from our New Zealand facilities declined to less than one million tonnes in 2003 as a consequence of the reduction of our gas entitlements from New Zealand’s Maui field. Based on contracted gas and additional gas that we believe we will contract, we expect 2004 production from our New Zealand facilities to be between 0.5 million tonnes and 1.0 million tonnes. In addition, the price we pay for natural gas in New Zealand will be higher in 2004 compared with 2003.

      Additional methanol supply can potentially become available by re-starting methanol plants whose production has been idled, by carrying out major expansions of existing plants and by debottlenecking existing plants to increase their production capacity. We have certain production rights to Terra’s 750,000 tonne per year Beaumont, Texas facility and, in 2004, to Lyondell’s 750,000 tonne per year Channelview, Texas facility. Through these arrangements we are able to determine the level of production from these facilities.

      Typical of most cyclical commodity chemicals, extended periods of relatively high methanol prices encourage construction of new plants and major expansion projects, leading to the possibility of an oversupply in the market. With approximately 25% of global methanol market share, we intend to maintain and enhance our strong competitive position in the methanol industry and we continue to look at opportunities to underpin our sales volumes with low cost methanol production capacity.

Methanol Prices

      Methanol is an internationally traded commodity. Methanol prices have historically been volatile and have been sensitive to overall production capacity relative to demand, the price of natural gas feedstock and general economic conditions. In addition, the price of natural gas in North America impacts the cash production cost of North American methanol producers. Historically, this cost affects the minimum expected methanol selling price in North America.

      The following chart shows methanol contract prices (in US dollars per tonne) in the world’s major methanol markets:

      Methanol prices in the United States, Europe and Asia Pacific have largely tracked each other, though often with leads or lags. In times when prices in different markets diverge, product from offshore suppliers moves into the higher priced market, bringing the prices in different markets back into alignment.

      The majority of methanol sold in the US and Europe is priced with reference to published regional contract prices to which discounts may be applied. Spot market transactions, though limited in nature and representing a relatively small portion of the total volume that is transacted, are widely reported in weekly industry newsletters. The third major market, Asia Pacific, has contract prices which are either based on a formula primarily related to the US and European contract prices or based on regional market conditions. Discounts may be applied and spot transactions also occur. In 2003, we introduced a process of posting non-discounted reference prices in each major selling region and the majority of our sales agreements now include this price in the pricing formula.

PRODUCTION

Production Processes

      The methanol manufacturing process typically involves heating natural gas, mixing it with steam and passing it over a nickel catalyst where the mixture is converted into carbon monoxide, carbon dioxide and hydrogen. This reformed gas (also known as synthesis gas) is then cooled, compressed and passed over a copper-zinc catalyst to produce crude methanol. Crude methanol consists of approximately 80% methanol and 20% water by weight. To produce chemical-grade methanol, crude methanol is distilled to remove water, higher alcohols and other impurities.

Operating Data and Other Information

      We endeavour to operate our production facilities around the world in an optimal manner, by balancing our production with customer demand throughout our global supply chain and by taking advantage of our operating flexibility to switch production to the lowest cost plants to lower our overall delivered cost of methanol. Scheduled shutdowns of plants every three or more years are necessary to change catalysts or perform maintenance activities which cannot otherwise be completed with the plant operating (a process commonly known as a turnaround) and these shutdowns typically take between three and four weeks. Catalysts generally need to be changed every four years, although there is flexibility to extend catalyst life if market conditions warrant, at the expense of some production efficiency or capacity. Careful planning and scheduling is required to ensure that maintenance and repairs can be carried out during turnarounds. In addition, both scheduled and unscheduled shutdowns may also occur between turnarounds. We prepare a comprehensive eight-year turnaround plan that is updated annually for all of our production facilities.

      The following table sets forth certain operating data and other information for our methanol operations at each of our existing facilities:

		Operating	2003	2002
	Year Built	Capacity(1)	Production	Production

		(tonnes/year)	(tonnes)	(tonnes)
Punta Arenas, Chile
Chile I	1988	925,000	774,789	895,049
Chile II	1996	1,010,000	983,159	997,294
Chile III	1999	1,065,000	945,996	1,039,364
Titan, Trinidad(2)	1999	850,000	576,864	—
Waitara Valley, New Zealand(3)	1983	530,000	148,825	466,959
Motunui, New Zealand(3)	(4)	1,900,000	818,890	1,814,418
Kitimat, Canada	1982	500,000	449,119	477,897

Total		6,780,000	4,697,642	5,690,981

(1)	Actual operating rates can vary. Our Fortier, Louisiana plant (570,000 tonnes per year) was idled in March 1999 and our Medicine Hat Plant 3 (470,000 tonnes per year) was idled in June 2001. Both facilities are now permanently shut down.

(2)	100% of Titan was acquired effective May 1, 2003 and the table indicates production in 2003 from that date. Titan’s total annual production in 2003 was 870,186 tonnes.

(3)	Our ability to operate the New Zealand plants at capacity has been significantly impacted as a consequence of the reduction of our gas entitlements from the Maui gas field. Please refer to page 12 for more information on this matter.

(4)	The facilities at Motunui, New Zealand were constructed between 1985 and 1995.

MARKETING

      We sell methanol on a worldwide basis to every major market through an extensive marketing and distribution system with marketing offices in North America (Dallas and Vancouver), Europe (Brussels and Billingham, England), Asia Pacific (Auckland, Shanghai, Tokyo and Seoul) and Latin America (Santiago, Chile).

      We have a methanol marketing strategy based on three principles: develop and maintain a strong customer base in the methanol markets of North America, Europe, Asia Pacific and Latin America as well as in other markets that are strategically located in relation to our production facilities; form direct customer relationships rather than sell to methanol traders; and secure and maintain long-term sales contracts with major end-users.

      We believe our ability to sell methanol from our geographically dispersed, multiple production sites enhances our ability to secure major chemical and petrochemical producers as customers, for whom reliability of supply and quality of service are important. Our network of marketing offices, together with our storage and terminal facilities and worldwide shipping company, also allow us to provide larger customers with multinational sourcing of product and other customized arrangements. As a result of our worldwide production, marketing and distribution capabilities, we believe we are a preferred supplier in the methanol industry and the largest supplier to each of the major international methanol markets.

      We augment our marketing operations by identifying surplus product from other producers and buying in the US and European methanol spot markets. This enables us to service a portion of the contract and spot requirements of our customers when the economics are favourable. We continually evaluate our ability to cost-effectively serve markets from our facilities and we maintain internal flexibility to quickly decide whether to produce or buy methanol. Methanol that is purchased outside of contracted offtake arrangements also provides us the opportunity to build our sales base prior to bringing on our own new capacity.

      Currently, about 90% of our sales are covered by long-term or rolling one-year sales contracts. Pricing formulas under these contracts are generally determined on the basis of posted contract or other market prices at the time of shipment. Sales contracts generally specify a minimum and maximum volume and may include a “meet or release” clause that enables the customer to temporarily suspend the contract if another supplier of methanol offers a more favourable price.

      We engage in additional merchant methanol marketing through the purchase of methanol produced by others. We have an agreement in place until at least mid-2005 to market the export volumes from the 400,000 tonne per year YPF/Repsol facility located in Argentina. In 2003, we marketed about 300,000 tonnes from this facility, primarily into the North American market. In addition, we source additional methanol through purchases made in Europe and North America. During 2003, we purchased a total of 1.4 million tonnes of methanol from third parties which we used to meet contractual sales commitments and support our marketing efforts and which largely offset the production shortfall from our New Zealand facilities.

      Trade in methanol is subject to duty in a number of jurisdictions. See “Foreign Operations and Government Regulation” on page 13 for more information.

DISTRIBUTION AND LOGISTICS

      The cost of methanol distribution represents a significant portion of our total costs and is important to our overall profitability. Our facility in Chile currently supplies customers primarily in Asia Pacific, Europe and Latin America. The Titan plant supplies customers primarily in the US and Europe. The New Zealand plant supplies customers in Asia Pacific. The Kitimat plant supplies customers in Asia Pacific, the US and Western Canada.

      Methanol is pumped from our coastal plants by pipeline to adjacent deepwater ports for shipping. We manage a fleet of vessels to ship this methanol. In order to retain optimal flexibility in the management of the fleet, we have entered into short-term and long-term time charters covering vessels with a range of capacities. We also ship methanol under contracts of affreightment and through spot arrangements. We use larger vessels as key elements in our supply chain to move product from our production facilities to storage facilities located in major ports. We use smaller vessels capable of entering into restricted ports to deliver directly to customers. We also lease or own storage and terminal facilities in the US, Canada, Europe and Asia. In North America and Europe we use barge, rail and, to a lesser extent, truck transport in our delivery system.

NATURAL GAS SUPPLY

General

      Natural gas is the principal feedstock for methanol and accounts for a significant portion of its total production costs. Accordingly, our profitability depends in large part on both the security of supply and the price of natural gas. Part of our long-term strategy has been to secure continuity of gas supply at favourable prices through a combination of long-term contracts and activity in the open market. Since we are able to deliver methanol to our customers from a number of production facilities located throughout the world, dependency on any one source of gas as well as the impact of gas market conditions in any one production region is diminished.

      If, for any reason, we are unable to obtain sufficient natural gas for any of our plants on commercially acceptable terms, we could be forced to curtail production or close such plants.

Chile

      The majority of the natural gas for the Chilean facilities is supplied from suppliers in Argentina that are affiliates of major international petrochemical companies. The remainder is supplied by Empresa Nacional del Petroleo de Chile. Natural gas for the Chile I, II and III plants is supplied under arrangements terminating between 2025 and 2029. Natural gas for Chile IV will be supplied under contracts expiring in 2025.

      The purchase price of natural gas for the Chile I, II and III facilities is based on a minimum US dollar price adjusted by formulas related to methanol prices. The Chile IV gas contracts contain a fixed escalation of the minimum price. Under the terms of the contracts, the sellers are obligated to supply, and we are obligated to take or pay for, a specified annual quantity of natural gas. We also have an option to purchase up to an additional specified amount each year.

Trinidad

      Natural gas for the Titan and Atlas facilities is sourced from the major gas fields that are located off the east and southeast coasts of Trinidad. These fields are operated by major international oil and gas exploration companies. The National Gas Company of Trinidad (“NGC”) transports the gas by pipeline to a processing facility located near the Titan and Atlas facilities and from there it is distributed and sold under individual contracts to industrial consumers.

      Natural gas is supplied to the Titan and Atlas facilities under contracts with NGC which purchases the gas from gas producers under back-to-back purchase arrangements. Titan’s contract with NGC expires in 2014. The price paid by Titan is based on a fixed escalation of the floor price which is adjusted by a formula that takes into account the methanol market price. Under the contract, NGC is obligated to supply, and we are obligated to take or pay for, a specified annual quantity of natural gas. Gas paid for but not taken by Titan in any year may be received in subsequent years. Atlas’ contract with NGC expires in 2024 and the price formula and take-or-pay obligations are similar to those in the Titan contract.

New Zealand

      Prior to 2003, the natural gas for our New Zealand facilities was sourced primarily from the Maui field under contracts with the New Zealand Government and the owners of the Maui field. In 2001, the owners of the Maui field initiated a contractual redetermination of the economically recoverable natural gas of the Maui field. In February 2003, a final redetermination report was issued that determined Maui reserves at a level that is substantially lower than the aggregate of contracted quantities under the Maui contract. As a result of the redetermination, we lost substantially all of our remaining contractual natural gas entitlements from the Maui field. Natural gas for the remainder of 2003 was sourced primarily from the McKee, Mangahewa and Kapuni fields and 2003 methanol production from the New Zealand facilities was limited to approximately 968,000 tonnes, about 40% of total plant capacity.

      We have secured sufficient natural gas for 2004 to produce approximately 500,000 tonnes of methanol. Purchases are made through take-or-pay or other contracts reflecting the current market price for natural gas. We continue to seek other supplies of natural gas to supplement this production and to extend the life of the New Zealand plants; however, there can be no assurance that we will be able to secure additional gas on commercially acceptable terms.

Canada

      We source natural gas for our Kitimat plant from the gas fields of northeastern British Columbia where substantial volumes of gas are available, a situation that is expected to continue for the foreseeable future. Gas for the Kitimat plant is purchased directly from producers or other marketers under firm, short-term, index-priced contracts. British Columbia gas prices are set in a competitive market and can fluctuate widely.

      Natural gas purchased for the Kitimat plant is transported through pipeline transmission systems operated by Duke Gas Transmission (“Duke”) and Pacific Northern Gas (“PNG”). PNG and Duke are each regulated public utilities whose tolls, rates and tariffs for processing and transporting gas are approved and set by government agencies through a public hearing process. In 2002, we entered into an agreement with PNG to replace all of the existing contracts with a new take-or-pay contract that terminates at the end of 2008 and that establishes fixed transportation rates for the entire term.

FOREIGN OPERATIONS AND GOVERNMENT REGULATION

General

      Our operations in Canada, the US, Chile, Trinidad, New Zealand, Europe and elsewhere are affected by political developments and by federal, provincial, state and other local laws and regulations. To date, we have been able to substantially comply in all material respects with governmental requirements without incurring significant costs.

      We are subject to risks inherent in foreign operations, including loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection, acts of terrorism and other political risks; risks of increases in duties, taxes and governmental royalties and renegotiation of contracts with governmental entities; as well as changes in laws and policies governing operations of foreign-based companies.

      In addition, because the Company derives a substantial portion of its revenues from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries to the Company may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding tax), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are correct, there can be no assurance that foreign taxing or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.

      Trade in methanol is subject to duty in a number of jurisdictions and is paid by customers or distributors. New Zealand methanol sold in the US is subject to a duty of 6.8%. Recent free trade agreements now provide for methanol from Chile to be sold duty-free into North America and the European Union. Methanol from Trinidad may also be sold duty-free into North America and the European Union. Although we do not currently pay any duties in any other major market to which we export product, there can be no assurance that such duties will not be levied in the future or, in such event, that we would be able to mitigate the impact on our business of such duties through techniques such as physical swaps of methanol which we have used to minimize the impact of duties in the past.

Chile

      Methanex Chile Limited (“Methanex Chile”) is an indirectly wholly owned subsidiary of the Company, owns the Chile I, II and III plants and is currently constructing the Chile IV plant. Chilean foreign investment regulations provide certain benefits and guarantees to companies that enter into a foreign investment contract (“DL 600 Contract”) with the Government of Chile. Methanex Chile has entered into three substantially identical DL 600 Contracts, one for each of the three existing plants. Methanex Chile is currently applying to enter into a DL 600 Contract in respect of the Chile IV plant.

      Under the DL 600 Contracts, Methanex Chile is authorized to remit from Chile in US dollars or any other freely convertible currency all or part of its profits and, after one year, its equity. Methanex Chile also has the right under the DL 600 Contracts to pay income taxes at a fixed rate of 42% for twenty years. Alternatively, Methanex Chile can make an irrevocable election to pay income tax at the general applicable rates, currently 35%. As of December 31, 2003, Methanex Chile has not made this election.

      The DL 600 Contracts provide that they cannot be amended or terminated except by written agreement of Methanex Chile.

Trinidad

      Under the Fiscal Incentives Act of Trinidad, our subsidiary that owns the Titan plant has been declared an approved enterprise in respect of the manufacture of methanol and has been granted total relief from Trinidadian corporation tax, customs duties and income tax on dividends or other distributions, other than interest, out of profits or gains derived from the manufacture of methanol until June 2005.

      Similarly, our subsidiary that owns the Atlas project has been declared an approved enterprise and has been granted, for a ten-year period, total relief from corporation tax for the first two years of operation, then a rate of 15% for the following five years and a rate of 20% for the following three years. Atlas also has total relief from income tax on dividends or other distributions, other than interest, out of profits or gains derived from the manufacture of methanol and has been granted import duty concessions on building materials and machinery and equipment imported into Trinidad and used in connection with the facility.

      The applicable tax rate if either subsidiary did not have a tax holiday is currently 35%. There are no exchange control restrictions relating to the movement of funds into or out of Trinidad.

New Zealand

      New Zealand enacted legislation in 1986 to safeguard claims by Maori tribes (the indigenous people of New Zealand) against lands previously owned by state-owned enterprises and subsequently privatized. The land on which certain parts of the infrastructure for the Waitara Valley and Motunui plants are located (for example, a tank farm and various pipelines and pipeline valve and mixing stations) are subject to this legislation. There is a possibility that the tribunal that deals with Maori land claims could recommend the return of such land to Maori ownership. The New Zealand Government would be required to comply with such a recommendation, subject to payment of compensation to the affected owner. We believe that, subject to receiving adequate compensation, such a forced divestment would not likely have a material adverse effect on our operations or financial condition. The land upon which the Waitara Valley and Motunui plants are located and the surrounding buffer zones of farmland owned by us are not subject to such forced divestment procedures.

      We are not subject to any exchange control or other governmental restrictions relating to the movement of money into or out of New Zealand.

ENVIRONMENTAL MATTERS

      Canada, the US, Chile, Trinidad, New Zealand and other countries in which we produce, store or transport methanol all have laws governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws governing the import, export, use, discharge, storage, disposal and transportation of hazardous substances. The substances we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with these laws and regulations may give rise to work orders, fines, injunctions, civil liability and criminal sanctions.

      As a result of periodic external and internal audits, we believe that we are currently in substantial compliance in all material respects with all existing environmental, health and safety laws and regulations to which our operations are subject. Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose us to liability for the conduct of, or conditions caused by others, or for our own acts that complied with law at the time such acts were performed. To date, environmental laws and regulations have not had a material adverse effect on us. However, the ongoing operations of petrochemical manufacturing plants entail risks in this area and there can be no assurance that material costs or liabilities will not be incurred.

      As a member of the Canadian Chemical Producers’ Association in Canada, the American Chemistry Council in the US, ASIQUIM (Asociacion Gremial de Industriales Quimicos de Chile) in Chile and the Chemical Industry Council in New Zealand, we are committed to the ethics and principles of Responsible Care. Accordingly, we have established policies, systems and procedures to promote and encourage the responsible development, introduction, manufacture, transportation, storage, handling, distribution, use and ultimate disposal of chemicals and chemical products so as to minimize adverse effects on human health and well-being, the environment and the communities in which we operate. We apply these same policies, systems and procedures in regions where we operate where no chemical association exists, such as Trinidad.

INSURANCE

      The majority of our revenues are derived from the sale of methanol produced at our plants. Our business is subject to the normal hazards of methanol production operations that could result in damage to our plants. Under certain conditions, prolonged shutdowns of plants due to unforeseen equipment breakdowns, interruptions in the supply of natural gas, power failures, loss of port facilities or any other event, including any event of force majeure, could materially adversely affect our revenues and operating income. We maintain insurance, including business interruption insurance, that we consider to be adequate under the circumstances. However, there can be no assurance that we will not incur losses beyond the limits or outside the coverage of such insurance. From time to time, various types of insurance for companies in the chemical and petrochemical industries have been very expensive or, in some cases, unavailable. There can be no assurance that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.

COMPETITION

      The methanol industry is highly competitive. Methanol is a global commodity and customers base their purchasing decisions primarily on price and reliability of supply. The relative cost and availability of natural gas and the efficiency of production facilities are also important competitive factors. Some of our competitors are not dependent for revenues on a single product and some have greater financial resources than we do. Because of our ability to service our customers globally, the reliability and cost-effectiveness of our distribution system and the enhanced service we provide our customers, we believe we are well positioned to compete in each of the major international methanol markets.

EMPLOYEES

      As of December 31, 2003, we had 733 employees. Other than certain of the maintenance workers at our New Zealand facilities, none of our employees is unionized. Every two years we conduct an employee engagement survey. The last survey, conducted in early 2003, indicates that the relationship that we have with our employees is very good.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Three-Year Summary

(Millions of US dollars except per share amounts)

	Year ended December 31

	2003	2002	2001

STATEMENT OF INCOME DATA
Revenue	1,394	1,009	1,149
Net income	8	26	71
Basic and diluted net income per share	0.06	0.21	0.46
Cash dividends declared per share	0.47	0.10	—
BALANCE SHEET DATA
Total assets	2,082	1,819	1,693
Long-term debt, including current portion	778	547	399

Segmented Information

(Millions of US dollars)

		United		Other		Latin
	Canada	States	Japan	Asia	Europe	America	Total

REVENUE
2003	$57.4	$424.8	$182.3	$306.5	$320.2	$103.3	$1,394.5
2002	$39.6	$300.2	$127.1	$240.4	$225.1	$76.4	$1,008.8

		New
	Canada	Zealand	Chile	Trinidad	Other	Total

PROPERTY, PLANT & EQUIPMENT
2003	$37.3	$15.1	$702.7	$555.3	$9.8	$1,320.2
2002	$72.2	$98.8	$612.6	$161.8	$34.5	$979.9

Dividends

      Under a covenant set out in the indenture to our 7.75% notes due August 15, 2005, as amended, the Company can pay cash dividends or make other shareholder distributions to the extent that Consolidated Net Worth (as defined in the indenture), which approximates our shareholders’ equity plus $200 million, is equal to or greater than $850 million. As at December 31, 2003, the Consolidated Net Worth was approximately $985 million. If Consolidated Net Worth is less than $850 million then the Company is limited to declaring and paying a maximum of $30 million of dividends in any twelve-month period. In September 2003, the Company increased its quarterly dividend from US $0.05 per share to US $0.06 per share. In addition, the Board periodically considers other forms of distributions when general business conditions, financial results, capital requirements and other relevant factors warrant. In January 2003, we declared a special dividend of $0.25 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS

      Management’s Discussion and Analysis, which appears on pages 24 to 43 of our 2003 Annual Report, is incorporated herein by reference.

MARKET FOR SECURITIES

      Our Common Shares are listed on the Toronto Stock Exchange in Canada (trading symbol: MX) and are quoted through the Nasdaq National Market in the US (trading symbol: MEOH).

DIRECTORS AND EXECUTIVE OFFICERS

      The following sets forth the names and municipalities of residence of the directors and executive officers of the Company, the offices held by them in the Company, their current principal occupations, their principal occupations during the last five years and, in the case of the directors, the month and year in which they became directors:

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During Last Five Years	Director Since

CHOQUETTE, PIERRE Vancouver, British Columbia	Chairman of the Board and Chief Executive Officer and Director	Chairman of the Board and Chief Executive Officer of the Company since September 2003; prior thereto President and Chief Executive Officer of the Company since October 1994.	October 1994
FINDLAY, ROBERT B.(2)(3)(5) West Vancouver, British Columbia	Director	Corporate Director. Prior to October 1997 was President and Chief Executive Officer of MacMillan Bloedel Limited.	July 1994
GREGSON, BRIAN D.(1)(5) Vancouver, British Columbia	Director	Corporate Director. Prior to July 1995 was Chairman of Barbican Properties Inc.	July 1994
LAWRENCE, R.J. (JACK)(1)(2)(3) Toronto, Ontario	Director	Chairman of Lawrence & Company Inc. since November 1995.	January 1995
MORTON, DAVID(2)(3)(4) Westmount, Quebec	Director	Corporate Director. Chairman of Alcan Aluminium Limited from 1989 to 1995.	January 1995
POOLE, A. TERENCE(1)(4) Calgary, Alberta	Director	Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation(6) since May 2000; prior thereto Executive Vice President, Finance and Strategy of NOVA Chemicals Corporation since July 1998.	September 2003, and from February 1994 to June 2003
REID, JOHN M.(1)(2) Vancouver, British Columbia	Director	President and Chief Executive Officer of Terasen Inc.(7) since November 1997.	September 2003
SLOAN, MONICA E.(3)(5) Calgary, Alberta	Director	Managing Director and Chief Executive Officer of Intervera Ltd.(8) since January, 2004; prior thereto an Independent Consultant for ME Sloan Associates since October 1999; prior thereto President of Kelman Technologies since January 1998.	September 2003
SWEENEY, GRAHAM D.(1)(4)(5) Sarnia, Ontario	Director	Corporate Director. Prior to October 1995 was President and Chief Executive Officer of Dow Chemical Canada Inc.	July 1994

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During Last Five Years	Director Since

WEXLER, ANNE L.(2)(3)(4) Washington, D.C.	Director	Chairman of the Executive Committee of Wexler & Walker Public Policy Associates(9) (formerly The Wexler Group) since January 2000; prior thereto Chairman and Chief Executive Officer of The Wexler Group since 1981.	January 2001

(1)	Member of the Audit, Finance and Risk Committee.

(2)	Member of the Corporate Governance Committee.

(3)	Member of the Human Resources Committee.

(4)	Member of the Public Policy Committee.

(5)	Member of the Responsible Care Committee.

(6)	NOVA Chemicals Corporation is a commodity chemical company.

(7)	Terasen Inc. (previously known as BC Gas Inc.) is an energy distribution and transportation company which also provides utility and energy products and services.

(8)	Intervera Ltd. is a company which provides data quality products and services to the energy industry.

(9)	Wexler & Walker Public Policy Associates is a private government relations consulting firm.

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During Last Five Years

AITKEN, BRUCE M. Vancouver, British Columbia	President and Chief Operating Officer	President and Chief Operating Officer of the Company since September 2003; prior thereto Senior Vice President, Asia Pacific of the Company and Managing Director of Methanex New Zealand Limited since September 1999; prior thereto Vice President, Asia Pacific of the Company and Managing Director of Methanex New Zealand Limited since December 1997.
CAMERON, IAN P. Vancouver, British Columbia	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance and Chief Financial Officer of the Company since January 1, 2003; prior thereto Vice President, Finance of the Company since September 1999; prior thereto Corporate Controller of the Company since August 1993.
DUFFY, GERRY F. Vancouver, British Columbia	Senior Vice President, Global Marketing and Logistics	Senior Vice President, Global Marketing and Logistics of the Company since September 2000; prior thereto Vice President, Global Marketing of the Company since September 1999; prior thereto Marketing Director, Asia Pacific of Methanex New Zealand Limited since April 1998.
GORDON, JOHN K. Vancouver, British Columbia	Senior Vice President, Corporate Resources	Senior Vice President, Corporate Resources of the Company since September 1999; prior thereto Vice President, Corporate Resources of the Company since September 1998.

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During Last Five Years

KRAUSE, RODOLFO L. Santiago, Chile	Senior Vice President, Latin America and Global Manufacturing	Senior Vice President, Latin America and Global Manufacturing of the Company since September 1999 and General Manager, Methanex Chile Limited; prior thereto Vice President, Latin America and Global Manufacturing of the Company and General Manager, Methanex Chile Limited since May 1998.
MACDONALD, MICHAEL G. Vancouver, British Columbia	Senior Vice President, Technology and Corporate Development	Senior Vice President, Technology and Corporate Development of the Company since January 2004; prior thereto Senior Vice President, Technology and Emerging Markets of the Company since October 2002; prior thereto Vice President, Planning and Strategic Development of the Company since September 1999; prior thereto Director, Investor Relations and Corporate Communications of the Company since October 1997.
MILNER, RANDY M. Vancouver, British Columbia	Senior Vice President, General Counsel and Corporate Secretary	Senior Vice President, General Counsel and Corporate Secretary of the Company since October 2002; prior thereto Assistant General Counsel and Corporate Secretary of the Company since June 2000; prior thereto Corporate Counsel and Assistant Corporate Secretary of the Company since March 1998.

      As at December 31, 2003, the directors and executive officers of the Company owned, directly or indirectly, or exercised control of or direction over, approximately 1% of the outstanding Common Shares of the Company.

ADDITIONAL INFORMATION

      The Company will provide to any person or company, upon request to the Corporate Secretary of the Company:

(a)	when the securities of the Company are in the course of a distribution under a preliminary short-form prospectus or a short-form prospectus,

(i)	one copy of this AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this AIF;

(ii)	one copy of the comparative financial statements of the Company for the year ended December 31, 2003 together with the accompanying report of the auditors and one copy of any interim financial statements of the Company subsequent to the financial statements for the year ended December 31, 2003;

(iii)	one copy of the Information Circular of the Company dated March 5, 2004 for the Annual General Meeting of the Company to be held on May 13, 2004; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short-form prospectus or the short-form prospectus and are not required to be provided under (i) to (iii) above; or

(b)	at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company that is not a security holder of the Company.

      Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Information Circular dated March 5, 2004 for the Annual General Meeting of the Company to be held on May 13, 2004. Additional financial information is provided in the consolidated financial statements of the Company for the year ended December 31, 2003. Copies of these documents may be obtained upon request from:

Methanex Corporation Randy Milner Senior Vice President, General Counsel and Corporate Secretary 1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia V6C 3M1
Telephone:	604 661 2600
Facsimile:	604 661 2602
E-mail:	rmilner@methanex.com